FORM OF OPINION


                                [______ __, 2002]


Board of Trustees
The Advisors' Inner Circle Fund
101 Federal Street
Boston, MA  02110

Board of Trustees
Advisors Series Trust
4455 E. Camelback Road, Suite 261E
Phoenix, AZ  85018


             Re: Agreement and Plan of Reorganization, dated as of the 17th of September, 2002 (the "Agreement"), between and among the Advisors Series Trust, a Delaware business trust, (the "Acquired Trust") on behalf of its Chartwell Large Cap Value Fund series and its Chartwell Small Cap Value Fund series (each an "Acquired Fund" and together, the "Acquired Funds"), and The Advisors' Inner Circle Fund, a Massachusetts business trust (the "Acquiring Trust"), on behalf of its Chartwell Large Cap Value Fund series and its Chartwell Small Cap Value Fund series (each an "Acquiring Fund" and together, the "Acquiring Funds")

Ladies and Gentlemen:

                  You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Acquired Funds and the Acquiring Funds (the "Reorganization"). The Reorganization will involve the transfer of all of the assets of each Acquired Fund to the corresponding Acquiring Funds, each a newly created series of the Acquiring Trust, and the assumption of the liabilities of each Acquiring Fund by the corresponding Acquiring Fund in exchange for shares of such Acquiring Fund. These shares of the Acquiring Fund will in each case be distributed to the shareholders of the corresponding Acquired Fund, following which each Acquired Fund shall be liquidated. In the distribution, shareholders of each Acquired Fund who hold Acquired Fund Institutional Class Shares will receive Acquiring Fund Institutional Class Shares and shareholders of each Acquired Fund who hold Acquired Fund Advisor Class Shares will receive Acquiring Fund Advisor Class Shares.

                  In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Acquired Trust in connection with the Special Meeting of Shareholders of the Acquired Trust [to be] held on November 25, 2002, (c) certain representations concerning the Reorganization made to us by the Acquired Trust and the Acquiring Trust in letters dated [_____ __, 2002] (the "Representation Letters"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

                  Under regulations to be prescribed by the Secretary of Treasury under Section 1276(d) of the Internal Revenue Code of 1986, as amended (the "Code"), certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

                  For purposes of this opinion, we have assumed that the Acquired Funds at the Effective Time of the Reorganization satisfy, and following the Reorganization, the Acquiring Funds will continue to satisfy, the requirements of subchapter M of the Code, for qualification as a regulated investment company.

                  Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts and the State of Delaware, the Agreement and the Representation Letters, it is our opinion, with respect to each Acquired Fund and Acquiring Fund, that:

                  1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Acquired Fund and Acquiring Fund will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

                  2. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Acquired Fund's liabilities or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders in exchange for their shares of the Acquired Fund.

                  3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

                  4. The adjusted tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the adjusted tax basis of such assets to the Acquired Fund immediately prior to the Reorganization.

                  5. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the holding period of those assets in the hands of the Acquired Fund immediately prior to the Reorganization.

                  6. No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund Shares for the Acquiring Fund Shares (including fractional shares to which they may be entitled) and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

                  7. The aggregate adjusted tax basis of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by the Acquired Fund's shareholders immediately prior to the Reorganization.

                  8. The holding period of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset as of the Effective Time of the Reorganization.

                  9. For purposes of section 381 of the Code, the Acquiring Fund will be treated as the same corporation as the Acquired Fund and the tax attributes of the Acquired Fund enumerated in section 381(c) will be taken into account by the Acquiring Fund as if there had been no reorganization (section 1.381(b)-1(a)(2) of the Regulations).



                  This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

                  Our opinion is conditioned upon the performance by the Acquiring Trust and the Acquired Trust of their undertakings in the Agreement and the Representation Letters.

                  This opinion is being rendered to Acquiring Trust, on behalf of the Acquiring Funds, and Acquired Trust on behalf of the Acquired Funds, and may be relied upon only by such funds and the shareholders of each such fund.

                                            Very truly yours,